UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MakeMyTrip Limited

(Name of issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of class of securities)

V5633W109

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. V5633W109	Page 2 of 5 Pages

(1)	Names of reporting persons Helion Venture Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,160,639
(6) Shared voting power 0
(7) Sole dispositive power 2,160,639
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,160,639
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.82%*
(12)	Type of reporting person (see instructions) OO

* Based on 37,126,082 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2011 by the Issuer directly to the Reporting Person.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

MakeMyTrip Limited

Item  1(b). Address of Issuer’s Principal Executive Offices:

103 Udyog Vihar, Phase 1

Gurgaon, Haryana 122016

India

Item  2(a). Name of Person Filing:

Helion Venture Partners, LLC

Item  2(b). Address of Principal Business Office or, if none, Residence:

3rd Floor, Rogers House, 5 President John Kennedy Street

Port-Louis, Mauritius

Item  2(c). Citizenship:

Mauritius

Item  2(d). Title of Class of Securities:

Ordinary shares, par value US$0.0005 per share, of MakeMyTrip Limited (the “Ordinary Shares”).

Item  2(e). CUSIP Number:

V5633W109

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,160,639 Ordinary Shares.

(b)	Percent of class: 5.82%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,160,639.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 2,160,639.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012	HELION VENTURE PARTNERS, LLC

	By:	/s/ Dourvesh Kumar Chumun
Name : Dourvesh Kumar Chumun
Title : Director